EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 4/11/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/12/2025	Buy	59,764	5.86
4/4/2025	Buy	4,358	5.82
4/7/2025	Buy	69,478	5.70
4/11/2025	Buy	816,590	5.34